UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Mobile Mini, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

60740F 10 5
(CUSIP Number)
Welsh, Carson, Anderson & Stowe	Ropes & Gray LLP
320 Park Avenue, Suite 2500	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Jonathan M. Rather	Attn: Othon A. Prounis, Esq.
Tel: (212) 893-9500	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 21, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60740F 10 5

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary)
Welsh, Carson, Anderson & Stowe X, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,971,657
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,971,657
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,971,657
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		8.6%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 60740F 10 5

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary)
WCAS Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	192,094
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	192,094
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		192,094
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.4%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 60740F 10 5

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary)
WCAS Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,813
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,813
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,813
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		CO

CUSIP No. 60740F 10 5
AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock of the Issuer on July 7, 2008 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 2.                      IDENTITY AND BACKGROUND

Item 2(a) is hereby amended to remove Thomas E. McInerney, John D. Clark and John Almeida, Jr. as managing members of X Associates and CP IV Associates, and to add Michael E. Donovan, Anthony F. Ecock and Brian T. Regan as managing members of X Associates and CP IV Associates.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 is hereby amended to state that Michael E. Donovan is no longer a member of the Issuer’s Board of Directors.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated to read in its entirety as follows:

The information below is based on a total of 46,192,223 shares of Common Stock outstanding as of April 26, 2013, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2013 filed with the Commission on May 9, 2013.

WCAS X and X Associates

WCAS X directly beneficially owns 3,971,657 shares of Common Stock, or approximately 8.6% of the Common Stock outstanding.  X Associates, as the general partner of WCAS X, may be deemed to indirectly beneficially own the securities owned by WCAS X.

WCAS CP IV and CP IV Associates

WCAS CP IV directly beneficially owns 192,094 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.  CP IV Associates, as the general partner of WCAS CP IV, may be deemed to indirectly beneficially own the securities owned by WCAS CP IV.

WCAS
WCAS directly beneficially owns 3,813 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 60740F 10 5

WCAS Persons
Patrick J. Welsh directly beneficially owns 22,752 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Russell L. Carson directly beneficially owns 1,595 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns 23,035 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by the Carson Family Charitable Trust.

Bruce K. Anderson directly beneficially owns 22,752 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
Robert A. Minicucci directly beneficially owns 18,300 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Anthony J. de Nicola directly beneficially owns 18,305 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns (i) 852 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by the Anthony and Christie deNicola Foundation, (ii) 920 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by deNicola Holdings, L.P., and (iii) 90 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by deNicola Holdings II LLC.

Paul B. Queally directly beneficially owns 19,226 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns (i) an aggregate 73 shares, or less than 0.1% of the Common Stock outstanding, held in three educational trusts for the benefit of his children, (ii) 117 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by The Queally Family LLC, (iii) 44 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by a GST insurance trust, and (iv) 133 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by a non-GST insurance trust.

D. Scott Mackesy directly beneficially owns 7,079 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Sanjay Swani directly beneficially owns 31,001 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns 63 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by The Swani Family LLC.

Sean M. Traynor directly beneficially owns 4,997 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns 34 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by The Traynor Family LLC.

CUSIP No. 60740F 10 5

Jonathan M. Rather directly beneficially owns 4,261 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, and indirectly beneficially owns 38 shares of Common Stock, or less than 0.1% of the Common Stock outstanding, held by JMR4 Holdings LLC.

Thomas Scully directly beneficially owns 1,627 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
Eric J. Lee directly beneficially owns 383 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
Anthony F. Ecock directly beneficially owns 28 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
Brian T. Regan directly beneficially owns 102 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.
Michael A. Donovan directly beneficially owns 6,648 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

On May 21, 2013 (i) WCAS X distributed in kind 2,384,663 shares of Common Stock to its partners, including 4,496 shares to X Associates and 153,083 shares to WCAS X Co-Investors LLC, its co-investment vehicle, and immediately thereafter X Associates and WCAS X Co-Investors LLC distributed such shares to their respective partners and members; (ii) WCAS CP IV distributed in kind 115,337 shares of Common Stock to its partners, including 1,153 shares to CP IV Associates, and immediately thereafter CP IV Associates distributed such shares to its partners; and (iii) WCAS distributed 1,932 shares of Common Stock to certain of its employees on whose behalf such shares had been acquired.

CUSIP No. 60740F 10 5
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 28, 2013

WELSH, CARSON, ANDERSON & STOWE X, L.P.

By:	WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS CAPITAL PARTNERS IV, L.P.

By:	WCAS X Associates LLC, General Partner

By:	/s/ David Mintz
Attorney-in-Fact

WCAS MANAGEMENT CORPORATION

By:	/s/ David Mintz
Attorney-in-Fact